 Charleston Basics, Inc.

1701 Avenue I * Brooklyn, NY 11230 * 800.975.8204 * Fax 800.747.8166

July 21, 2009

Ms. Ta Tanisha Meadows
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington D.C. 20549

RE: Charleston Basics, Inc.
Item 4.01 Form 8-K
Filed July 8, 2009
File No. 333-145211

Dear Ms. Meadows:

            The Company acknowledges receipt of your letter dated July 10, 2009 in reference to the above filing.  With respect to comments numbers “1" through “4", please note that the Company filed an Amended Form 8-K on July 16, 2009, which included an updated letter from Morgenstern, Svoboda and Baer CPAs PC ..

            The Company hereby acknowledges (a)  that it is responsible for the adequacy and accuracy of the disclosures in its filings, (b)  that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a  filing, and (c) that the Company may not assert staff comments  as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Should you have any questions, please feel free to contact the undersigned or our counsel, Samuel M. Krieger, Esq., at Krieger & Prager, LLP, 39 Broadway, Suite 920, New York, New York 10006 (212-363-2900).

Very truly yours,

/s/ MICHAEL LIEBER
Chief Executive Officer